

July 24, 2019

Paul J. Brody
Chief Financial Officer
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, Connecticut 06830

Re: Interactive Brokers Group, Inc.
    Form 10-K for Period Ending December 31, 2018
    Filed February 28, 2019
    Form 10-Q for Period Ending March 31, 2019
    Filed May 9, 2019
    CIK 0001381197

Dear Mr. Brody:

We have reviewed your July 2, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2019 letter.

Form 10-Q for the period ending March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview, page 40

1.   We note your response to comment 2. Disclose, in future filings, how the customer accounts related to the margin loan loss were "well margined" considering you only recovered $5 million from the liquidation of collateral.

Item 3. Quantitative and Qualitative Disclosures about Market Risk
Margin Loans, page 59

2.   We note your response to comment 2. Given that margin loans represent a significant portion of total assets, the differing risk levels associated with these types of loans as well as the events and circumstances which lead to the gross losses and minimal recoveries recognized, please address the following in order to provide investors with an enhanced understanding of the Company's exposures as it relates to the margin loans:

- Disaggregate your margin loans by type, amount and underlying strategy; and
- Disclose if you revised or enhanced your policies for margin loans in response to the loss incurred.

    You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if you have questions regarding comments.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Financial Services